Yukon-Nevada Gold Corp. Announces 11.59 m Averaging 20.19 g/t Au at Jerritt Canyon, Nevada

Vancouver, BC – January 9, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to announce results from its 2011 Smith Mine underground diamond drilling program at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is located approximately 50 miles north of Elko, Nevada and is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

Significant assay results from 23 diamond drill holes totaling 13,370 feet (4,078 meters) in 2011 have been received as of November 30, 2011. Plan and cross-section maps as well as a table summarizing all of the assay results for all Zone 1, 2 (Phase II), and 9 drill holes can be found on the website here: http://www.yukon-nevadagold.com/i/pdf/NR_02_2012_Smith_Mine_2011_Drill_Assay_Summary.pdf and here: http://www.yukon-nevadagold.com/i/pdf/SmithMineMaps_2011.pdf

Zones 1, 2, and 9 at the Smith Mine were the targeted mining blocks for this drilling. Twenty of the drill holes are categorized as resource conversion drilling while the remaining 3 drill holes are exploration or resource expansion drilling.

Zone 1
Zone 1 resource conversion drilling consisted of seven drill holes (SMI-LX-776 through SMI-LX-782) totaling 5,499 feet (1,679 meters). Five of the seven drill holes intersected significant mineralization (four of which had multiple intersections). Drill holes SMI-LX-777 and SMI-LX-778 highlighted the Zone 1 assay results as they returned 213.0 feet (64.96 meters) grading 0.208 opt (7.13 g/t) and 140 feet (42.70 meters) grading 0.145 opt (4.97 g/t) respectively. Zone 1 mineralization lies sub-parallel to and in the foot wall of the northeast-trending Coulee fault zone. All of the reported Zone 1 mineralization occurs within 750 linear feet (229 linear meters) of the existing underground infrastructure. Significant drill hole assay results from Zone 1 are listed below in Table 1.

Table 1. Significant 2011 Drill Hole Assay Results from Zone 1.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-776	439.0 ft 133.89 m	516.0 ft 157.38 m	77.0 ft 23.48 m	0.170 opt 5.83 g/t
SMI-LX-777	283.0 ft 86.31 m	498.0 ft 151.89 m	213.0 ft 64.96 m	0.208 opt 7.13 g/t
SMI-LX-778	482.0 ft 147.01 m	622.0 ft 189.71 m	140.0 ft 42.70 m	0.145 opt 4.97 g/t
SMI-LX-779	125.0 ft	192.0 ft	67.0 ft	0.177 opt

	38.12 m	58.56 m	20.43 m	6.07 g/t
SMI-LX-780	711.0 ft 216.85 m	727.0 ft 221.73 m	16.0 ft 4.88 m	0.098 opt 3.36 g/t
SMI-LX-781	117.0 ft 35.68 m	228.0 ft 69.54 m	111.0 ft 33.85 m	0.129 opt 4.42 g/t
SMI-LX-782	557.0 ft 169.88 m	567.0 ft 172.93 m	10.0 ft 3.05 m	0.138 opt 4.73 g/t
Notes: (1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)

Zone 2
The Phase II resource conversion program was also completed for Zone 2 which is located to the northeast of the Zone 1 mineralization discussed above. This program consisted of nine drill holes (SMI-LX-767 through SMI-LX-775) totaling 2,912 feet (889 meters). This drilling was designed to in-fill and bracket the mineralization previously identified in four drill holes (SMI-LX-756 through SMI-LX-759) completed in January of 2011 and previously published in YNG news releases dated January 24, 2011; February 14, 2011; and February 25, 2011). Four of the seven drill holes had multiple intersections containing significant mineralization. Drill holes SMI-LX-771 and SMI-LX-772 highlight the Zone 2 (Phase II) assay results as they returned 50.0 feet (15.3 meters) grading 0.211 opt (7.4 g/t) and 30.0 feet (9.2 meters) grading 0.165 opt (5.8 g/t) respectively. As previously reported this Zone 2 mineralization lies parallel to, and in the hanging wall of, the northeast-trending Coulee fault zone. All of the reported (previous and current) Zone 2 mineralization occurs within 600 linear feet (183 linear meters) of the existing underground infrastructure. Significant drill hole assay results from Zone 2 are listed below in Table 2.

Table 2. Significant 2011 Drill Hole Assay Results from Zone 2.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-768	148.0 ft 45.14 m	160.0 ft 48.80 m	12.0 ft 3.66 m	0.116 opt 3.98 g/t
SMI-LX-770	281.0 ft 85.70 m	291.0 ft 88.75 m	10.0 ft 3.05 m	0.130 opt 4.46 g/t
SMI-LX-771	157.0 ft 47.88 m	207.0 ft 63.13 m	50.0 ft 15.25 m	0.211 opt 7.23 g/t
SMI-LX-772	187.0 ft 57.03 m	217.0 ft 66.18 m	30.0 ft 9.15 m	0.165 opt 5.66 g/t
SMI-LX-774	161.0 ft 49.10 m	181.0 ft 55.20 m	20.0 ft 6.10 m	0.111 opt 3.81 g/t
	226.0 ft 68.93 m	271.0 ft 82.65 m	45.0 ft 13.72 m	0.131 opt 4.49 g/t
	321.0 ft 97.90 m	341.0 ft 104.0 m	20.0 ft 6.10 m	0.103 opt 3.53 g/t
Notes: (1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t) (2) No Significant assays in drill holes SMI-LX-767, SMI-LX-769, SMI-LX-773, and SMI- LX-775

Zone 9
Drilling in Zone 9 consisted of seven drill holes totaling 4,888 feet (1492 meters). Zone 9 is accessed from a portal located on the southeast high-wall near the bottom of the Dash open pit and is separate from the main underground workings comprising the Smith Mine. Four resource conversion drill holes (SMI-LX-760 through SMI-LX-763) totaling 976 feet (298 meters) were completed and constituted a vertical “fan” testing ground beneath the current level development. The drill fan evaluated ground proximal to the south high wall for an approximate horizontal distance of 200 ft. (61 m) to an approximate vertical depth of 100 feet (31 meters) beneath the bottom of the Dash pit. Drill hole SMI-LX-761 highlights the Zone 9 resource conversion assay results as it returned 38.0 feet (11.6 meters) grading 0.589 opt (20.68 g/t). All of the reported mineralization occurs within 200 linear feet (61 linear meters) of the existing underground infrastructure.

Three exploration drill holes (SMI-LX-764 through SMI-LX-766) totaling 3,912 feet (1,194 meters) were completed. These drill holes constituted a (west to east) horizontal fan testing for mineralization beneath, and east of, the east high-wall of the Dash pit and covered a horizontal distance of approximately 600 ft. (183 m). No significant mineralization was encountered in these drill holes.

Todd Johnson, Vice President of Exploration for Yukon-Nevada Gold Corp. states, “These assay results are excellent and support the Company’s view that substantial conversion of Resources to Reserves will continue to be achieved at Jerritt Canyon as we expand our assay reporting and drilling activity in 2012.”

Significant drill hole assay results from Zone 9 are listed below in Table 3.

Table 3. Significant 2011 Drill Hole Assay Results from Zone 9.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade
SMI-LX-760	92.0 ft 28.06 m	100.0 ft 30.50 m	8.0 ft 2.44 m	0.429 opt 14.71 g/t
SMI-LX-761	91.0 ft 27.75 m	104.7 ft 31.93 m	13.7 ft 4.18 m	0.468 opt 16.04 g/t
	146.0 ft 44.53 m	184.0 ft 56.12 m	38.0 ft 11.59 m	0.589 opt 20.19 g/t
SMI-LX-762	104.0 ft 31.72 m	148.0 ft 45.14 m	44.0 ft 13.42 m	0.258 opt 8.84 g/t
SMI-LX-763	117.0 ft 35.68 m	135.0 ft 41.17 m	18.0 ft 5.49 m	0.248 opt 8.50 g/t
Notes: (1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t) (2) No Significant assays in drill holes SMI-LX-764, SMI-LX-765, and SMI-LX-766

Geologic and grade modeling will be initiated in January, 2012 covering the mineralization identified in Zones 1, 2, and 9. Subsequent engineering analysis will be conducted and it is anticipated that significant additions to the Smith Mine mineable reserve base will be realized and reported upon in an updated NI 43-101 report to be published in April 2012. Diamond drilling is continuing at the Smith Mine in Zones 3 and 4.

Assaying of all samples from the 2011 underground drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC Assay Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., and is listed as the Qualified Person per the requirements of the NI 43-101 guidelines.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.